Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

May 7, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 7, 2020 The Nasdaq Stock Market (the "Exchange") received from OceanFirst Financial Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares (each representing a 1/40th interest in a share of 7.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share)

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



Yolanda Goettsch